FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2003

Secureview Systems Inc

(Translation of registrant's name into English)

828 West 7th Avenue, Vancouver, B.C. Canada, V5Z 1C1

(Address of principal executive offices)

Attachments:

-   News Release, Dated August 29, 2003

-   News Release, Dated September 4, 2003

-   Interim Financial Statements for the three-month period ended June 30, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Secureview Systems Inc.

(Registrant)

Date:  October 9, 2003

By:  /s/Donald Perks

        Donald Perks

Its:  President

       (Title)

 SECUREVIEW SYSTEMS INC.

August 29, 2003

#620 - 650 West Georgia Street

Vancouver, B.C.  V6B 4N9

Telephone: (604) 687-7544

Facsimile: (604) 687-4670

Toll Free:  800-667-4470

Email: info@secureview.net

Website:  http://www.secureview.net

Trading Symbol: OTCBB:SCVWF

CUSIP number:  81372D101

Private Placement and Appointment to the Board

Secureview Systems has arranged a private placement of 2.5 million units at (US) $0.03 for a total of (US) $75,000.00. Each unit comprises of one share and one warrant, exercisable at (US) $0.05 for a period of one year. Proceeds will be used for general corporate purposes.

The company also announces that Mr. Gary Schellenberg has resigned as president but will remain as a consultant to the company and Donald L. Perks has been appointed interim president. Mrs. Anna Marie Cainn has been appointed CFO.

The company wishes to thank Mr. Gary Schellenberg for his services that he provided to the company over the last 5 years.

ON BEHALF OF THE BOARD,

“Donald Perks”

Donald Perks

President

MANAGEMENT OF SECUREVIEW WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS HAS PREPARED THIS NEWS RELEASE.  THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, SECUREVIEW'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS.  THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.  THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

SECUREVIEW SYSTEMS INC.

September 4, 2003

#620 - 650 West Georgia Street

Vancouver, B.C.  V6B 4N9

Telephone: (604) 687-7544

Facsimile: (604) 687-4670

Toll Free:  800-667-4470

Email: info@secureview.net

Website:  http://www.secureview.net

Trading Symbol: OTCBB:SCVWF

CUSIP number:  81372D101

Secureview to Option Las Carachas Property from TNR Resources Ltd.

Secureview Systems Inc. (“Secureview”) management is pleased to announce it has signed a Letter of Intent (“the Letter”) with TNR Gold Corp. (“TNR”) to enter into a formal agreement by which Secureview will acquire an option to purchase a 50% working interest in TNR’s Las Carachas Property in Argentina.

The Las Carachas Property consists of 10,000 acres located in the Andes mountain range in the northern portion of the San Juan province of Argentina The property is an accessible (by road) project in the heart of the Maragunga Belt.  Detailed sampling has identified strongly anomalous gold, silver, lead, zinc and copper values.  Three distinct exploration targets have been identified: high-grade polymetallic fissure veins, volcanic hosted disseminated mineralization and a porphyry copper/gold system.  Further drill target definition and drilling is contemplated.

According to the Letter, in order to earn the interest in Las Carachas Secureview shall:

1.

Make expenditures on the exploration and/or development of the Property in the amount of US$1,000,000 over the four-year period following the execution of a Formal Agreement.  A minimum expenditure of US$100,000 during each year shall be made by Secureview, with Secureview guaranteeing to spend the first year’s minimum expenditure.

2.

Issue to TNR a total of 50,000 common shares upon signing the Formal Agreement and then annually thereafter, commencing on the first anniversary of the execution of the Formal Agreement, and continuing for so long as Secureview is in the process of earning its interest under the Formal Agreement.

Upon earning the Interest, TNR and Secureview will be deemed to have entered into an unincorporated joint venture for the further exploration and development of the Property.  TNR will act as operator.  Either party may elect to take dilution of its interest instead of participation.  The formula will be a straight line dilution on a base of US$2,000,000 with a party’s interest diluted to 10% reverting to a 5% Net Profits Interest. TNR shall provide the necessary management for the Project during the period the Formal Agreement is in effect.

ON BEHALF OF THE BOARD,

“Donald Perks”

Don Perks

President

MANAGEMENT OF SECUREVIEW WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS HAS PREPARED THIS NEWS RELEASE.  THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, SECUREVIEW'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS.  THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN.  THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

SECUREVIEW SYSTEMS INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2003

SECUREVIEW SYSTEMS INC.

Consolidated Balance Sheets

As at

(Unaudited)

	June 30, 2003 $	March 31, 2003 $ (Audited)
A S S E T S
Current
Cash	432	312
Accounts receivable	1,448	1,687
	1,880	1,999

Capital assets	1,623	1,754
Goodwill	1	1
Mineral property	1	1
	3,505	3,755

L I A B I L I T I E S
Current
Accounts payable and accrued liabilities	146,179	136,352
Loan payable (note 6)	125,000	125,000
Due to related parties (note 4)	193,137	176,193
	464,316	437,545

S H A R E H O L D E R S’ D E F I C I E N C Y

Share capital (note 3)	4,905,523	4,905,523
Deficit	(5,366,334)	(5,339,313)
	(460,811)	(433,790)
	3,505	3,755

Continuing operations (note 1)

See notes to the consolidated financial statements

SECUREVIEW SYSTEMS INC.

Consolidated Statements of Operations and Deficit

For the Three Month Periods Ending June 30,

(Unaudited)

	2003	2002
	$	$
Expenses
Accounting, audit and legal	4,840	8,293
Amortization	132	188
Bank charges and interest	3,941	3,923
Consulting fees	630	2,220
Investor relations	205	2,127
Interest income	(7)
Management fees	7,500	7,500
Office and administration	4,040	6,528
Rent	4,500	6,000
Transfer agent and filing fees	1,235	798
Write off of interest receivable	-	12,446

Net loss for the period	(27,021)	8,293
Deficit - beginning of period	(5,339,313)	(5,216,750)
Deficit - end of period	(5,366,334)	(5,208,457)

Loss per share	$ (0.00)	$ (0.00)

SECUREVIEW SYSTEMS INC.

Consolidated Statements of Cash Flows

For the Three Month Periods Ending June 30,

(Unaudited)

	2003	2002
	$	$
Cash Provided by (Used for):

Operating Activities
Net loss for the period	(27,021)	(50,016)
Adjustment for item not involving cash:
Amortization	131	188
Write off of interest receivable	-	12,446
	(26,890)	(37,382)
Changes in non-cash working capital components:
Accounts receivable	239	588
Accounts payable	9,827	7,230
Due to related parties	16,944	11,235
	120	(18,329)

(Decrease) increase in cash during the period	120	(18,329)
Cash - beginning of period	312	19,199
Cash - end of period	432	870

SECUREVIEW SYSTEMS INC.

Notes to the Consolidated Financial Statements

For the Three Month Period Ended June 30, 2003

1.

NATURE OF OPERATIONS AND CONTINUANCE

The Company has an interest in a software development, training and consulting company, Lute Linux.com (“Lute”), which is currently inactive.  In the prior year, the Company’s business was the operation of an internet sports contest web site, Prosportspool.com, and prior to that the Company’s business focus had been the acquisition and exploration of resource properties.  The Company has not yet determined whether the sole resource property in which it retains an interest contains mineral reserves that are economically recoverable.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These interim financial statements should be read in conjunction with the Company’s annual audited financial statements for the year ended March 31, 2003.  The results of the three month period ended June 30, 2003 are stated utilizing the same accounting policies and methods of application as those applied to the Company’s annual financial statements.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Lute and 523608 B.C. Ltd.

3.

SHARE CAPITAL

a)

Authorized share capital consists of 100,000,000 common shares without par value.

	Number	$
Number of Shares Outstanding at March 31, 2003 and June 30, 2003	13,795,642	4,905,523

b)

Summary of stock options outstanding at June 30, 2003:

Type of Issue	Number Outstanding	Exercise Price	Expiry Date
		$
Options	427,729	0.095	January 21, 2007

4.

RELATED PARTY TRANSACTIONS

Amounts due to or from related parties are unsecured, non-interest bearing and have no fixed terms of repayment. During the period, directors and companies with common directors accrued $16,944 for consulting, administrative, rent, office, shareholder relations and management services and at June 30, 2003 were owed an aggregate of $193,137 for these services.

5.

SUBSEQUENT EVENTS

Subsequent to June 30, 2003, the Company has appointed two new directors

6.

LOAN PAYABLE

The Company borrowed an aggregate of $140,300 under promissory notes bearing interest at effective rates of 12% and 12.68% per annum, of which $15,300 was repaid during the year ended March 31, 2003 by the Company issuing 400,000 common shares.